Exhibit 99.2

URBAN TEA, INC.
HUAKUN TIMES PLAZA, ROOM 1118, FLOOR 11
NO. 200, ERDUAN, EAST XIANG FU ROAD
YUHUA DISTRICT, CHANGSHA, CHINA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held at 10 p.m. on June 28, 2021 Beijing Time
(Record Date – May 13, 2021)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Xianlong Wu as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of Urban Tea, Inc. (“we,” “us,” “Urban Tea” or the “Company”), which the undersigned is entitled to vote, as specified below on this card, at the Annual Meeting of Shareholders of the Company on Monday, June 28, 2021, at 10 p.m., Beijing time, at Huakun Times Plaza, Room 118, Floor 11, No. 200, Erduan, East Xiang Fu Road, Yuhua District, Changsha, China, and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR ALL”
OF PROPOSAL 1 AND “FOR” OF PROPOSALS 2 TO 4 SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1:    To elect the nominees listed in the Proxy Statement to the Company’s Board of Directors.

NOMINEES:

01 Xianlong Wu	02 Jing Yi	03 Diyu Jiang	04 Yunfei Song	05 Anatoly Danilitskiy
For All	Withhold All	For All Except
☐	☐	☐

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the box next to each nominee you wish to withhold, as shown here: _______________________________

PROPOSAL 2:    To ratify the selection of Centurion ZD CPA & Co. as the Company’s independent registered public accounting firm for year ending June 30, 2021.

For	Against	Abstain
☐	☐	☐

PROPOSAL 3:    To approve and adopt the 2021 Equity Incentive Plan.

For	Against	Abstain
☐	☐	☐

PROPOSAL 4:    To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting    [_]  YES    [_]  NO

Signature of Shareholder:	___________________________
Date:	___________________________
Name shares held in (Please print): _______________________		Account Number (if any): ____________________________
No. of Shares Entitled to Vote: __________________________		Stock Certificate Number(s): _________________________
Note:

Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:
	Address:	______________________________________________________
______________________________________________________